[redacted]

09059430

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 71

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building
(No. and Street)

Spokane, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom McDonald 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Steve Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richards, Merrill & Peterson, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES SEPTEMBER 20, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statements of financial condition of Richards, Merrill & Peterson, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Richards, Merrill & Peterson, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented on pages 11 through 13 contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 24, 2009

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2008
Cash	$ 1,017,677
Cash segregated under federal regulations	109,569
Receivable from broker dealers	4,578
Furniture and equipment, at cost, less accumulated depreciation of $284,878	40,418
Prepaid expenses	31,446
Federal income taxes receivable	35,000
TOTAL ASSETS	$ 1,238,688

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to customers	$ 91,144
Accounts payable and accrued liabilities	17,148
Dividend and interest payable	2,550
Deferred income taxes, net	6,558
Total liabilities	117,400
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 1,021 shares issued and outstanding	1,021
Additional paid-in capital	120,339
Accumulated retained earnings	999,928
Total equity	1,121,288
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,238,688

 See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2008
REVENUES	
Fee income	$ 647,549
Commission income	2,287,078
Trading gains	816
	2,935,443
EXPENSES	
Commissions	1,615,756
Employee compensation	552,066
Service provider charges	139,291
Occupancy	93,742
Taxes other than income taxes	48,315
Communications	66,539
Sales expenses	80,363
Subscriptions	29,719
Professional services	98,904
Quotation services	45,980
Regulatory fees	38,998
Other operating expenses	74,621
	2,884,294
Income from operations	51,149
OTHER INCOME	
Interest and dividends earned	8,497
Other	10,185
	18,682
Income before income tax	69,831
Income tax expense	
Current	22,702
Deferred	(3,268)
	19,434
NET INCOME	$ 50,397

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 1,155	$ 136,133	$ 1,131,636	$ 1,268,924
Net income	-	-	50,397	50,397
Dividends paid to shareholders	-	-	(50,950)	(50,950)
Stock repurchase	(134)	(15,794)	(131,155)	(147,083)
Balance, December 31, 2008	$ 1,021	$ 120,339	$ 999,928	$ 1,121,288

See accompanying notes.

	Year Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 50,397
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash segregated under federal regulations	(18,271)
Depreciation	26,152
Change in assets and liabilities	
Receivable from customers	5,258
Other receivables	(4,578)
Other assets	(1,273)
Payable to customers	23,690
Accounts payable and accrued liabilities	(1,785)
Due to brokers	(107,952)
Dividends and interest payable	(3,163)
Federal income taxes receivable	(104,562)
Deferred federal income taxes	(3,268)
Net cash provided by operating activities	(139,355)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(5,835)
Net cash used by investing activities	(5,835)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock repurchase	(147,083)
Dividends paid to shareholders	(50,950)
Net cash used by investing activities	(198,033)
NET CHANGE IN CASH	(343,223)
Cash, beginning of year	1,360,900
Cash, end of year	$ 1,017,677
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 55,000

See accompanying notes.

Note 1 - Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Significant Accounting Policies

Basis of accounting:
Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2008, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Cash and cash equivalents:
For the purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Depreciation:
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of 5 to 7 years. Depreciation expense for the year ended December 31, 2008, was $26,152.

Paid time off:
Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions:
Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Note 2 - Significant Accounting Policies (Continued)

Investment advisory income:
Investment advisory fees are billed on a quarterly basis at the beginning of each quarter.

Income taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

FIN No. 48, Accounting for Uncertainty in Income Taxes:
Pursuant to Financial Staff Position (FSP) Interpretation (FIN) 48-3, management has elected to defer the application of FIN No. 48, *Accounting for Uncertainty in Income Taxes*, to fiscal years beginning after December 15, 2008.

For the December 31, 2008, financial statements, the Company has accounted for uncertain tax positions in accordance with SFAS No. 5, *Accounting for Contingencies*, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable. As of December 31, 2008, the Company had no accrual.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2008, the Company had net capital of $1,014,425, which was $764,425, in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.017 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2008, the Company exceeded this requirement by $514,425.

Note 4 - Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $109,569 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Accounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Receivable from broker-dealers and clearing	$ 4,578	$ -

Note 6 - Securities Owned

The Company did not own any securities at December 31, 2008.

Note 7 - Line of Credit

The Company has available a $ 1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 5.09% for 2008. The agreement expires March 31, 2009. No borrowings were outstanding at December 31, 2008.

Note 8 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2008, the Company contributed $57,426.

Note 9 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 10 - Lease Agreement

The Company is leasing office space on a month-to-month basis. Monthly rental expense at year end was $6,621. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2008, pertaining to premises and equipment, future minimum rent commitments under various operating leases are as follows (in thousands):

Years Ended December 31,	
2009	$ 2,880
2010	2,880
2011	480
TOTAL MINIMUM PAYMENTS REQUIRED	$ 6,240

Note 11 - Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The components of income tax expense consist of the following at December 31, 2008:

Current tax expense	$ 22,702
Deferred tax benefit	(3,268)
INCOME TAX EXPENSE	$ 19,434

The deferred tax liability at December 31, 2008, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:	
Depreciation	$ 6,558

Note 11 - Income Taxes (Continued)

The effective tax rate differs from the statutory federal rate at December 31, 2008, presented as follows:

Federal income tax at statutory rates	$	23,743
Effect of permanent differences		3,749
Effect of lower brackets		(11,750)
Other		3,692
INCOME TAX EXPENSE	$	19,434

SUPPLEMENTAL INFORMATION

	December 31, 2008
NET CAPITAL	
Total stockholders' equity	$ 1,121,288
Deduct nonallowable assets	106,863
NET CAPITAL	$ 1,014,425
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 117,400
Deduct deferred federal income tax	6,558
Deduct adjustments based upon deposit in Special Reserve Bank Account	93,619
TOTAL AGGREGATE INDEBTEDNESS	$ 17,223
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 1,014,425
Minimum net capital required	250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 764,425
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.70%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2008, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

Additions and deductions were made under Rule 15c3-1. This is really an addition to the calculation (reduction to liabilities) as it relates to nonallowable assets, which were already a reduction above. If it is not added back, net capital is reduced twice.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	91,144
Dividend and interest payable		2,550
TOTAL CREDITS	$	93,694
DEBIT BALANCES		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		-
Failed to deliver customer securities no older than 30 days (including debit balances in continuous net settlement accounts)		4,578
Other		-
	$	4,578
RESERVE COMPUTATION		
Excess of total credits over total debits	$	89,116
105% of credit balances in excess of debit balances	$	93,572
Required deposit	$	-
NET AMOUNT IN RESERVE BANK ACCOUNT	$	109,569

The computation of reserve requirements pursuant to SEC Rule 15c3-3 as of December 31, 2008, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 18a-5

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of Richards, Merrill & Peterson, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on Richards, Merrill, and Peterson, Inc.'s financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements, which is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 24, 2009

END